VIA EDGAR

April 9, 2015

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Jim B. Rosenberg

Re:    Alexion Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 6, 2015
File No. 0-27756

Ladies and Gentlemen:

On behalf of Alexion Pharmaceuticals, Inc. (“Alexion” or “we”), submitted herewith is a response to comments contained in the letter dated March 26, 2015 from Mr. Jim B. Rosenberg of the Staff (“Staff”) of the Securities and Exchange Commission (“Commission”) to Mr. Vikas Sinha, M.B.A., C.A., C.P.A., Alexion’s Executive Vice President and Chief Financial Officer. The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter.

On behalf of Alexion, we advise you as follows:

General

1.
Please note that we intend to review the Part III information that you intend to incorporate by reference into your Form 10-K when filed. We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

Response: We acknowledge that the Staff may have further comments following its review of the Part III information. We filed our definitive proxy statement for our 2015 annual meeting of shareholders, which includes the information that is incorporated by reference into Part III of our Annual Report on Form 10-K, on April 8, 2015.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Income Taxes, page 65

2.	Please tell us the following:

•	The nature of the centralization of your global supply chain and technical operations in Ireland and expected trends, if any, as a result of the centralization.

Response: We established a presence in Ireland during the second quarter of 2013 and currently employ approximately 150 employees at two locations. We centralized our global supply chain and technical operations in Ireland in the fourth quarter 2013. Since establishing our presence in Ireland, we have also purchased a fill and finish facility in Athlone, Ireland and a parcel of land in Blanchardstown, Ireland, where we have commenced construction of quality laboratory and office space scheduled to open in 2015.

Currently, we lease office space in Dublin where we have consolidated our executive leadership for our global supply chain, manufacturing, quality and technical operations under a single global leader, who is now also based in Ireland. By centralizing these activities, we addressed redundancies across multiple functions, accessed a strong talented workforce trained in bio pharma based in Ireland, and enhanced our overall operational efficiency to manufacture and supply our products globally.

We expect that the centralization of these operations in Ireland will bring operational and financial efficiencies to our business. As a result, we intend to make significant capital investments in our new facilities to enhance our existing manufacturing capabilities, and mitigate manufacturing risks associated with the production of biologics and other products.

The centralization of our global supply chain and technical operations completed in the fourth quarter 2013, in addition to other factors disclosed in our rate reconciliation, also contributed to an effective tax rate of 24.9% in the year ended December 31, 2014, from our effective tax rates of 51.9% and 35.9% for the years ended December 31, 2013 and 2012, respectively.

•	Why the non-U.S. income before income taxes for the year ended December 31, 2014 increased significantly from the prior year.

Response: We reference Note 10 of our Consolidated Financial Statements, set forth below, for an explanation of the centralization of our global supply chain and technical operations in Ireland (amounts below in thousands):

“During the fourth quarter of 2013, in connection with the centralization of our global supply chain and technical operations in Ireland, our U.S. parent company became a direct partner in a captive foreign partnership. To the extent that our U.S. parent company receives its allocation of partnership income, the amounts will be taxable in the U.S. each year and therefore the permanent reinvestment assertion will no longer apply to such earnings. The recognition of deferred tax liabilities associated with the aforementioned partnership resulted in tax expense of approximately $95,800 during the fourth quarter of 2013. We also distributed the majority of earnings and profits of our non U.S. subsidiaries via a dividend in the amount of $152,000 during the fourth quarter of 2013. This dividend did not give rise to any U.S. cash tax liability. This resulted in repatriation of a significant portion of our remitted earnings at December 31, 2013.”

In connection with the restructuring described above, we terminated an existing intercompany royalty agreement between our U.S. parent company and our Swiss subsidiary, Alexion Pharma International Sarl. Therefore, our U.S. parent company no longer receives royalty income, but rather receives its allocation of partnership income. The partnership income is earned in foreign jurisdictions and is “non-U.S. income” passed through to the U.S. parent company and is taxed in the U.S based on the U.S parent company’s ownership percentage of the partnership.

In order to further clarify the points above, in all future Form 10-K filings we will include the following additional disclosure underlined below:

“The income tax provision is based on income before income taxes as follows:

	Year Ended December 31,
	2014	2013
U.S.	$222,088	$376,067
Non-U.S.	650,019	150,202
	$872,107	$526,269

During the fourth quarter of 2013, in connection with the centralization of our global supply chain and technical operations in Ireland, our U.S. parent company became a direct partner in a captive foreign partnership. The partnership income, which is derived in foreign jurisdictions, is classified as “non-U.S. income” for purposes of financial reporting.”

•	Why the income tax provision for your foreign operations for the year ended December 31, 2014 is disproportionate to the amount of Non-U.S. income before income taxes.

Response: As noted above, effective January 1, 2014, our U.S. parent company became a direct partner in a captive foreign partnership. A significant portion of our non-US income flows through the partnership, and the portion of the partnership income that is attributable to our U.S. parent company’s ownership percentage is taxed in the U.S. The remainder of the non-U.S. income is taxed based on the tax rate enacted in the local foreign jurisdictions in which the income is earned.

•	Regarding your income tax rate reconciliation:

In response to the Staff’s inquires related to our income tax rate reconciliation, in our future Annual Reports on Form 10-K, we will provide revised disclosure in substance similar to the following (new disclosure has been underlined for convenience):

“The provision (benefit) for income taxes differs from the U.S. federal statutory tax rate. The reconciliation of the statutory U.S. federal income tax to our effective tax rate is as follows:

	Year Ended December 31,
	2014	2013
U.S. Federal statutory tax rate	35.0%	35.0%
State and local income taxes	0.9%	3.3%
Foreign income tax rate differential	(19.7)%	(14.1)%
Income tax credits	(3.7)%	(3.5)%
Foreign income tax credits	(4.8)%	(20.5)%
Foreign income subject to U.S. taxation	15.8%	10.2%
Stock option compensation	0.1%	1.1%
U.S. deferred taxes on foreign earnings	—%	27.2%
Other nondeductible and permanent differences	1.1%	13.2%
Effective income tax rate	24.7%	51.9%

During the fourth quarter of 2013, in connection with the centralization of our global supply chain and technical operations in Ireland, our U.S. parent company became a direct partner in a captive foreign partnership. Starting in 2014, a significant portion of the non-US income flows through the partnership and the portion of the partnership income that is attributable to our U.S. parent company’s ownership percentage is taxed in the U.S. The remainder of the non-U.S. income is taxed based on the tax rate enacted in the local foreign jurisdictions in which the income is earned.

We have operations in many foreign tax jurisdictions, which impose income taxes at different rates than the United States. The impact of these rate differences is included in the foreign income tax rate differential that we disclose in our reconciliation of the U.S. statutory income tax rate to our effective tax rate. Additionally, included in the foreign income tax rate differential line item is the impact of ASC 740-10-25-3(e)

attributable to intercompany transactions in the amount of approximately $23 million of tax expense and a ($45) million tax benefit for 2014 and 2013, respectively.

The U.S. Federal tax credit for research and experimentation expenses expired December 31, 2013. In connection with this expiration, our 2014 tax expense, for the first three quarters of the year, did not include any benefit from the U.S. Federal tax credit for research and experimentation. In December 2014, the Tax Increase Prevention Act of 2014, which retroactively extended the tax credit for research and experimentation back to January 1, 2014 through the end of 2014, was signed into law. The effects of a change in tax law is recognized in the period that includes the date of enactment and, therefore, our tax benefit attributable to the 2014 U.S. Federal tax credit of $3,222 for research and experimentation was recorded in the fourth quarter of 2014.

The U.S. Federal tax credit for research and experimentation expenses had previously expired December 31, 2011. In connection with this expiration, our 2012 tax expense did not include any benefit from the U.S. Federal tax credit for research and experimentation. In January 2013, the American Taxpayer Relief Act of 2012, which retroactively extended the tax credit for research and experimentation back to January 1, 2012 through the end of 2013, was signed into law. The effects of a change in tax law is recognized in the period that includes the date of enactment and, therefore, our tax benefit attributable to the 2012 U.S. Federal tax credit of $2,719 for research and experimentation was recorded in the first quarter of 2013.

As a U.S.-based multinational corporation, we benefit from U.S. income tax credits for taxes assessed in foreign jurisdictions. Our foreign income tax credit for 2013 included approximately $157 million of credits generated from the repatriation of the majority of earnings and profits of our non-U.S. subsidiaries via a one-time dividend.

Our 2013 other non-deductible and permanent differences includes expense relating to an intercompany transaction of approximately $46.5 million. The 2014 rate reconciliation does not include a similar transaction.”

In addition to our revised future income tax disclosures, we have addressed your individual questions on our income tax rate reconciliation below:

◦	The reasons for the significant changes from year to year for the following line items:

▪	Foreign income tax rate differential,

▪	Other nondeductible and permanent differences.

Response: The foreign income tax rates for 2014 and 2013 are not comparable due to the treatment of an intercompany transaction, explained below. The transaction impacted the line items associated with the foreign tax rate differential and other nondeductible and permanent differences.

The 2013 foreign income tax rate differential included a benefit from an intercompany transaction eliminated in accordance with ASC 740-10-25-3(e). The 2013 foreign income tax expense associated with this intercompany transaction was recorded in other permanent differences. The 2014 rate reconciliation does not include a similar benefit.

▪	Foreign income tax credits,

Response: As noted above, we disclosed during the fourth quarter of 2013, that we distributed the majority of earnings and profits of our non-U.S. subsidiaries via a dividend. A foreign tax credit of approximately $157 million associated with this repatriation was generated in 2013. The 2014 rate reconciliation does not include a similar transaction.

▪	Foreign income subject to U.S. taxation, and

Response: As noted above, the U.S, parent company became a direct partner in a captive foreign partnership in the fourth quarter 2013. The increase in foreign income subject to U.S. taxation is directly attributable to our U.S. parent company becoming a direct partner in a captive foreign partnership.

◦The extent to which the foreign income tax rate differential relates to any country with low tax rates such as Ireland.

Response: The foreign income tax rate differential relates to countries where income is earned and taxed at a rate lower than the U.S. statutory rate. The significant majority of countries where Alexion has operations, including Ireland, have a statutory tax rate lower than that of the U.S.

◦The nature of the other nondeductible and permanent difference line item.

Response: Other non-deductible and permanent differences line included certain U.S. and foreign adjustments that are non-deductible for income tax purposes such as U.S. Federal Orphan Drug Credit expenses, meals and entertainment under IRC Section 274, compensation limited under IRC Section 162(m), and certain business acquisition costs. Included in the 2013 other non-deductible and permanent differences line included a one-time charge relating to an intercompany transaction as discussed above. The 2014 rate reconciliation does not include a similar transaction.

•Why the deferred tax asset for research and development expenses of $129,995,000 at December 31, 2014 increased significantly from the deferred tax asset of $3,418,000 at December 31, 2013.

Response: The deferred tax asset for research and development expenses increased from December 31, 2013 to December 31, 2014 primarily because Alexion will elect to capitalize research and development expenses under Internal Revenue Code Section 59(e) in 2014, and we did not make a similar election in 2013. We capitalized $351,957,000 of research and development expenses at a tax rate of 36.21%, which resulted in an increase in our deferred tax asset of $127,444,000.

•
The amount of cash and investments that are currently held by your foreign subsidiaries that are considered reinvested indefinitely and its expected effect on your liquidity and capital resources. Refer to Item 303(a)(1) of Regulation S-K and Section IV and SEC Release 33-8350.

Response: We reference our Financial Condition, Liquidity and Capital Resources – Taxes disclosure of our Management’s Discussion and Analysis of Financial Condition and Results of Operation in our Annual Report on Form 10-K for our disclosure of the amount of cash and investments that are currently held by our foreign subsidiaries that are considered reinvested indefinitely and its expected effect on our liquidity and capital resources:

“We do not have any present or anticipated future need for cash held by our CFCs, as cash generated in the U.S., as well as borrowings, are expected to be sufficient to meet U.S. liquidity needs for the foreseeable future. At December 31, 2014, approximately $674,000 of our cash and cash equivalents was held by foreign subsidiaries, a significant portion of which is required for liquidity needs of our foreign subsidiaries. Due to the liability position of our foreign subsidiaries, these subsidiaries will repay any outstanding intercompany debt, prior to having excess cash available which could be used to repatriate to our entities in the U.S. While our expectation is that all future undistributed earnings of our CFCs will be permanently reinvested, there could be certain unforeseen future events that could impact our permanent reinvestment assertion. Such events could include acquisitions, corporate restructurings or tax law changes not currently contemplated.”

******

Alexion acknowledges the following:

•	Alexion is responsible for the adequacy and accuracy of the disclosure in the filing

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Alexion may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require additional information, please telephone the undersigned at (203) 271-8250.

Very truly yours,

/s/ Scott Phillips

Scott Phillips
Senior Vice President, Corporate Controller and Chief Accounting Officer

cc.     David Hallal, Alexion Pharmaceuticals, Inc.
Vikas Sinha, Alexion Pharmaceuticals, Inc.
John Moriarty, Alexion Pharmaceuticals, Inc.
Michael Greco, Alexion Pharmaceuticals, Inc.
Patrick O’Brien, Ropes and Gray, LLP
Owen Davis, PricewaterhouseCoopers, LLP